FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES THE PAYMENTS FROM RE-SETTLEMENTS OF BALANCES OF FIRM
CAPACITY ON THE SIC AND THE LEGAL OPPOSING ACTIONS

SANTIAGO, CHILE, January 21, 2005 – Endesa Chile (NYSE: EOC) announce the following:

During December 2004, the Panel of Experts foreseen in the General Electricity Services Law, resolved a series of differences presented by the generating company members of the CDEC–SIC concerning the calculation of Firm Capacity within that entity.

In the light of the resolutions of this Panel of Experts, on December 9, 2004, the Operations Director of CDEC–SIC, informed the grid’s generating companies this week of the result of the re-settlements of balances of Firm Capacity corresponding to the period April 2000 to March 2004 as well as the result of such re-settlements for the period April to November 2004.

As a result of these re-settlements made by the CDEC–SIC and their subsequent payment, the consolidated financial statements of Empresa Nacional de Electricidad S.A. will be negatively impacted by a sum of Ch$ 14,522,772,161 (US$ 26.1 million) for the period April 2000 to March 2004 and a sum of Ch$ 3,665,377,677 (US$ 6.6 million) for the period April to November 2004.

Empresa Nacional de Electricidad S.A. believes it correct to inform the market that, despite the fact that the Company will make the payments resulting from these settlements, this does not imply its approval of them. In fact, Empresa Nacional de Electricidad S.A. reserves the right to take all legal opposing actions in the light of the fundamental guarantees enshrined in the state’s Political Constitution and which were affected by the mentioned resolutions of the Panel of Experts and in the Ministerial Resolution No.35 of the Ministry of the Economy. For greater clarity, and as was informed promptly to the market on December 28, 2004, Empresa Nacional de Electricidad S.A. brought Public Right Nullity proceedings against the Ministerial Resolution No.35 of the Ministry of the Economy, which opened extemporaneously and without competence for it, the capacity re-settlements between the grid’s generating companies for the period 2000 – 2003.

We should also inform the market that on January 20, 2005, Empresa Nacional de Electricidad S.A. asked the CDEC–SIC to call an extraordinary meeting of the board of directors in order to pronounce on the representation that the CDEC-SIC Operations Director made of the Laja and Rapel reservoirs in the calculation of the Firm Capacity which probably would account for a new difference to be resolved by the Panel of Experts.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: January 24, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager